SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Roach John Thurston (Last) (First) (Middle) 19245 Tenth Avenue N.E. (Street) Poulsbo WA 98370 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 28, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Pope Resources, A Delaware Limited Partnership (POPEZ)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

(See Note (1) below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	0	*	*

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Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1)   On March 28, 2003 the reporting person was designated a director of the registrant’s managing general partner, Pope MGP, Inc., which serves as the registrant’s board of directors.  As of the date of this report the reporting person does not beneficially own any of the registrant’s securities.

** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002